Exhibit 99.1

E-Power Inc. Receives Nasdaq Notification Regarding Minimum Bid Price Deficiency

DOVER, USA, May 22, 2026 (GLOBE NEWSWIRE) -- E-Power Inc. (the “Company”, “we” or “our”) (NASDAQ: EPOW) today announced that the Company received a written notification (the “Notification Letter”) from the Nasdaq Stock Market LLC (“Nasdaq”) on May 20, 2026, notifying the Company that it is not in compliance with the minimum bid price requirement set forth in the Nasdaq Listing Rules for continued listing on Nasdaq.

Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of US$1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company’s Class A ordinary shares for the 30 consecutive business days from April 8, 2026 to May 19, 2026, the Company no longer meets the minimum bid price requirement.

The Notification Letter does not impact the Company’s listing on the Nasdaq Capital Market at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days, or until November 16, 2026, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the Company’s Class A ordinary shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days. In the event the Company does not regain compliance by November 16, 2026, the Company may be eligible for additional time to regain compliance or may face delisting.

The Company’s business operations are not affected by the receipt of the Notification Letter. The Company intends to monitor the closing bid price of its Class A ordinary shares and may, if appropriate, consider implementing available options, including, but not limited to, implementing a reverse share split of its outstanding Class A ordinary shares, to regain compliance with the minimum bid price requirement under the Nasdaq Listing Rules.

About E-Power Inc.

E-Power Inc., through its joint venture, is engaged in the manufacturing and sale of graphite anode material for lithium-ion batteries. The Company’s joint venture has completed the construction of a manufacturing facility with a production capacity of 50,000 tons. The plant runs on inexpensive electricity from renewable sources, which helps to make E-Power a low-cost and low–environmental-impact producer of graphite anode material. Mr. Haiping Hu, the founder and CEO of the Company, is a major pioneer for the graphite anode industry in the world starting from 1999. The Company’s management team is also composed of experts with years of experiences and strong track-records of success in the graphite anode industry. For further information, please visit the Company’s website at www.sunrisenewenergy.com.

Forward-looking statement

Certain statements in this press release regarding the Company’s future expectations, plans, and prospects constitute forward-looking statements as defined by Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements about plans, goals, objectives, strategies, future events, expected results, assumptions and any other factual statements that have not occurred. Any words that refer to “may,” “will,” “want,” “should,” “believe,” “expect,” “expect,” “estimate,” “estimate,” or similar non-factual words, shall be regarded as forward-looking statements. Due to various factors, the actual results may differ materially from the historical results or the contents expressed in these forward-looking statements. These factors include, but are not limited to, the Company’s strategic objectives, the Company’s future plans, market demand and user acceptance of the Company’s products or services, technological updates, economic trends, the Company’s reputation and brand, the impact of industry competition, relevant policies and regulations, China’s macroeconomic conditions, international market conditions, and other related risks and assumptions. In view of the above and other related reasons, we advise investors not to blindly rely on these forward-looking statements, and we urge investors to visit the website of the United States Securities and Exchange Commission to review the Company’s filings for other factors that may affect the Company’s future operating results. The Company is under no obligation to make public amendments to changes in these forward-looking statements due to specific events or reasons unless required by law.

For more information, please contact:

The Company: IR Department

Email: IR@sunrisenewenergy.com

Phone: +1 4084890472